EXHIBIT 12.1

PROS Holdings, Inc.
Statement of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	Year Ended December 31,					Six Months Ended June 30, 2018
	2013	2014	2015	2016	2017
Earnings:
Earnings (loss) before taxes	$3,273	$(25,058)	$(65,072)	$(74,755)	$(77,777)	$(35,699)
Add: fixed charges	681	1,565	10,086	10,667	14,511	9,069
Adjusted earnings (loss)	3,954	(23,493)	(54,987)	(64,088)	(63,266)	(26,630)

Fixed charges and Preferred Stock Dividends:
Convertible debt interest and amortization	$-	$492	$8,914	$9,319	$13,218	$8,405
Portion of rent expense that represents interest factor (1)	681	1,073	1,172	1,348	1,293	664
Preferred stock dividends	-	-	-	-	-	-
Total fixed charges and preferred stock dividends	$681	$1,565	$10,086	$10,667	$14,511	$9,069

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (2)	5.8	n/a	n/a	n/a	n/a	n/a

(1)	The Company estimates that 33% of its rental costs represents interest expense. This factor has been applied to all periods presented in the table above.
(2)
The Company reported a net loss for the years ended December 31, 2014, 2015, 2016 and 2017 and the six months ended June 30, 2018, and would have needed to generate additional income of approximately $25.1 million, $65.1 million, $74.8 million, $77.8 million and $35.7 million, respectively, to cover its fixed charges and combined fixed charges and preferred stock dividends of approximately $1.6 million, $10.1 million, $10.7 million, $14.5 million and $9.1 million, respectively.